Exhibit 99.1

Volvo: Truck Deliveries January-February 2006

STOCKHOLM, Sweden--(BUSINESS WIRE)--March 30, 2006--Total deliveries of trucks from the Volvo Group's (NASDAQ:VOLVF)(NASDAQ:VOLVB)(STO:VOLVA)(STO:VOLVB) three truck companies decreased 3% through February this year, compared with the year-earlier period. Deliveries from Mack rose 7%, while deliveries from Renault Trucks were up 2%. Deliveries from Volvo Trucks decreased 11% during the period.

For the whole report, pls see attachment.

March 30, 2006

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides  complete solutions for financing and service. The Volvo Group, which employs about 82,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to more than 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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CONTACT:   Renault Trucks
        Media Relations
        Bernard Lancelot, +33 4 72 96 27 59
        Bob Martin, Mack, +1 (610) 709-2670
        or
        Volvo Trucks
        Claes Claeson, +46 31-66 39 08
        or
        AB Volvo
        Investor Relations
        Christer Johansson, +46 31 66 13 34